UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              ALGIERS BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    015600109
                                 (CUSIP Number)

                        Elliot Press, Esq.
                        c/o Katten Muchin Zavis Rosenman
                        575 Madison Avenue
                        New York, New York 10022
                        (212) 940-8800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 13, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 015600109
-------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Riggs Partners LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
________________________________________________________________________________
               7    SOLE VOTING POWER

                    2,000 shares
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,000 shares
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .40%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------
CUSIP No. 015600109
-------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Philip J. Timyan
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    2,000 shares (comprised of shares owned by Riggs Partners
                    LLC)
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,000 shares (comprised of shares owned by Riggs Partners
    WITH            LLC)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000 shares (comprised of shares owned by Riggs Partners LLC)
________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .40%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 2 amends the Schedule 13D filed on January 19, 2001 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original
Schedule 13D filed on February 23, 2001, on behalf of (i) Riggs Partners, LLC., an Illinois limited liability company ("Riggs") and (ii) Philip J. Timyan (collectively the "Reporting Persons"), with respect to the common stock, par value $0.01 per share (the "Common Stock") of Algiers Bancorp, Inc., a Louisiana corporation (the "Company"). Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original
Schedule 13D, as amended.

Item 5.     Interest in Securities of the Issuer:

            Item 5(a) is hereby amended and restated as follows:

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 505,520 shares of Common Stock outstanding as of November 8, 2002, as reported in the Company's quarterly report on Form 10-Q for the period ended September 30, 2002.

            As of the close of business on December 17, 2002:

            (i) Riggs owns 2,000 shares of Common Stock which represent approximately .40% of the outstanding Common Stock; and

            (ii) Mr. Timyan owns no shares of Common Stock directly. As the Managing Member of Riggs, Mr. Timyan may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 2,000 shares of Common Stock owned by Riggs. Such shares constitute approximately .40% of the outstanding Common Stock.

            Item 5(c) is hereby amended as follows:

            Set forth immediately below is a description of each transaction in the Company's Common Stock that was effected by Riggs within the last 60 days. All such transactions were sales effected on the open market.

            Number of                 Price
            Shares                    Per Share                     Date
            ------                    ---------                     ----

             2,000                    $14.40                        12/13/02
            24,000                    $14.40                        12/13/02
             4,000                    $14.40                        12/13/02
             6,000                    $14.30                        12/16/02
             4,000                    $14.30                        12/16/02

            Item 5(e) is hereby amended and restated as follows:

            (e) On December 13, 2002, the Reporting Persons ceased being the beneficial owners of greater than five percent of the outstanding Common Stock.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2002

                                        RIGGS PARTNERS, LLC


                                        By: /s/ Philip J. Timyan
                                           ---------------------------------
                                        Name: Philip J. Timyan
                                        Title: Managing Member


                                        /s/ Philip J. Timyan
                                        ------------------------------------
                                        Philip J. Timyan